Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

August 13, 2024

VIA EDGAR CORRESPONDENCE

Soo Im-Tang

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Exchange Listed Funds Trust (the “Registrant”), on behalf of its series, Long Pond Real Estate Select ETF File No. 333-180871

Dear Ms. Im-Tang:

This letter responds to your comments provided telephonically regarding the registration statement filed by the Registrant on Form N-1A (the “Registration Statement”) with the staff of the Securities and Exchange Commission (the “Staff”) on May 13, 2024, on behalf of Long Pond Real Estate Select ETF (the “Fund”), a series of the Registrant. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments.

Comment 1 – Cover Page

Please update the cover page of the Prospectus to include the Fund’s ticker symbol, the date of the effectiveness of the Registration Statement and the primary listing exchange of the Fund’s shares.

Response to Comment 1

The Registration Statement has been revised accordingly.

Comment 2 – Fee Table

Please include a completed fee table and expense example. Please file this at least five business days prior to the effectiveness of the Registration Statement.

Response to Comment 2

Pursuant to the Staff’s comment, a completed fee table and expense example has been set forth on Exhibit A hereto.

Comment 3 – Fee Table

The Staff notes that the Fund’s strategy disclosure reflects potential investments in other investment companies. Please confirm that the Fund’s anticipated acquired fund fees and expenses will not exceed 1 basis point for the Fund’s first year, or reflect such expenses as a separate line item in the fee table.

Response to Comment 3

Pursuant to the Staff’s comment, the Registrant confirms that the Fund’s estimated acquired fund fees and expenses will not exceed one basis point.

Comment 4 – Principal Investment Strategies

In the section entitled “Principal Investment Strategies,” the Staff notes references to both “sectors” and “industries.” Please revise to include disclosure clarifying the difference between sectors and industries.

Response to Comment 4

The Registrant has included disclosure explaining that for the purpose of classifying companies, sectors are a broader category than industries and industries comprise sectors.

Comment 5 – Principal Investment Strategies

If the Fund intends to invest principally in Real Estate Select Companies with a specific geographic focus, please disclose that focus in the section entitled “Principal Investment Strategies” and include corresponding risk disclosure.

Response to Comment 5

The Registrant confirms that the Fund’s principal strategies do not intend to focus on any particular geographic area.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund may invest in REITs of any type or sub-type.

Please revise to include disclosure that clarifies what is meant by any “type or sub-type.”

Response to Comment 6

The Registrant will include disclosure that clarifies that REITs are classified across several differing component industries depending on property type, that are further classified into one or more sub-industries per industry.

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Sub-Adviser identifies companies that meet the criteria for the Fund by assessing the relative attractiveness of each sub-industry, business model and company in the investable universe. (emphasis added)

Please revise to include disclosure that clarifies what is meant by “sub-industry.” Please consider providing examples as appropriate.

Response to Comment 7

The Registrant confirms that it will clarify the use of the term and include a reference example as follows:

The Sub-Adviser identifies companies that meet the criteria for the Fund by assessing the relative attractiveness of each industry and sub-industry, if applicable (for example, the Specialized REIT industry is comprised of REITs of distinct property types classified into sub-industries, such as Self-Storage REITs, Telecom Tower REITs, Timber REITs and Data Center REITs), business model and company in the investable universe.

Comment 8 – Additional Principal Investment Strategies Information

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund will concentrate its investments (i.e., invest 25% or more of the value of its total assets) in the groups of industries comprising the real estate and consumer discretionary sectors, collectively.

Please consider revising to clarify whether the Fund’s concentration policy means that it will invest at least 25% of its assets in the real estate and consumer discretionary sectors collectively, or whether it will invest at least 25% of its assets in each individual sector.

Response to Comment 8

The Registrant confirms that this policy means that it will invest at least 25% of its assets in the real estate and consumer discretionary sectors collectively and will reword the sentence to clarify.

Comment 9 – Principal Investment Strategies

The Staff notes that the Fund will concentrate in the groups of industries comprising the real estate and consumer discretionary sectors. If this is the intended concentration policy, please ensure these two sectors are included within the definition of “Real Estate Select Companies” in the Fund’s 80% investment policy.

Response to Comment 9

The Registrant confirms that the articulated 80% investment policy includes companies comprising the real estate sector and consumer discretionary sector. Nonetheless, the Registrant declines to make the inclusion of companies comprising the consumer discretionary more explicit in the 80% policy because it believes the inclusion of such disclosure would only to serve to confuse investors and because the classification of certain securities as comprising the consumer discretionary is tangential to the operation of the Fund’s principal investment strategy.

The investment focus of the Fund is to invest at least 80% of its net assets in securities defined as “Real Estate Select Companies”. For the purposes of classifying companies as “Real Estate Select Companies”, the Registrant specifically includes those that will meet the Staff’s 50% revenue test, as well as those companies that provide goods and services to real estate industry participants, which are most commonly classified in the consumer discretionary sector, and which have an economic nexus to companies in the real estate sector, but are unlikely to meet the 50% revenue test. It is estimated that the Fund may allocate to such companies in amounts that exceed 20%, which during periods of such allocation would cause the Fund to fail to meet the requirements of an 80% investment policy that included only companies in the Real Estate sector and did not include within the 80% investment policy such real-estate related securities that may exist in other sectors. Therefore, the Registrant believes that the 80% investment policy accurately describes the types of holdings the Fund is expected to invest in, that the concentration policy accurate describes what types of securities the Fund may hold more than 25% of its assets in.

Comment 10 – Principal Risks - Exchange Traded Funds Risk

Please confirm whether the securities in which the Fund intends to invest are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e. on behalf of other market participants). Please also disclose that to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. In addition, please note that this could in turn lead to differences between the market price of the Fund’s shares and the net asset value of those shares.

Response to Comment 10

The Registrant confirms it is not currently intended for the Fund to invest in securities traded outside a collateralized settlement system.

Comment 11 – Statement of Additional Information – Investment Restrictions

Regarding the Fund’s concentration policy, please provide adjacent narrative disclosure indicating the Fund will, for the purposes of determining whether the Fund’s portfolio is concentrated in a particular industry, consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response to Comment 11

The Registrant respectfully declines to make the requested change because it is not aware of any requirement to "look through" its investments in an investment company to the underlying holdings of the investment company in order to determine compliance with its policy on concentration.

Comment 12 – Statement of Additional Information - Investment Restrictions

In Item 4 of the Prospectus, the Fund includes disclosure indicating that it is classified as “non-diversified” under the 1940 Act. However, investment policy #6 in the section entitled “Investment Restrictions” in the Fund’s Statement of Additional Information indicates that the Fund is “diversified.” Please reconcile.

Response to Comment 12

The Statement of Additional Information has been revised accordingly.

Comment 13 – Item 32(c) – Powers of Attorney

The Staff notes that the powers of attorney incorporated by reference are dated as of October 24, 2023. Please file as exhibits to the Registration Statement powers of attorney dated within six months of the filing of the amendment to the Registration Statement.

Response to Comment 13

The Registrant confirms it will file updated powers of attorney with its next post-effective amendment to the Registration Statement.

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Listed Funds Trust Richard Coyle, Esq., Partner, Chapman and Cutler LLP

Exhibit A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.10%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.00%
Total Annual Fund Operating Expenses	1.10%

1 Based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$112	$350